Consent of Independent Registered Public Accounting Firm

Greenlight Capital Re, Ltd.
Grand Cayman, Cayman Islands
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 9, 2020, relating to the consolidated financial statements, the effectiveness of Greenlight Capital Re, Ltd.’s internal control over financial reporting, and schedules of Greenlight Capital Re, Ltd. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.
/s/ BDO USA, LLP
BDO USA, LLP
Grand Rapids, Michigan
November 4, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.